

SD 3/30/05

SECURITI 05041380 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berchwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, Suite 2750
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Berchenbriter 212-201-3933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, New York NY 10018
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 2 3 2005
WASH, D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Berchenbriter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berchwood Partners LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified In New York County
Commission Expires: 12/14/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2004



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS AND DIRECTORS OF BERCHWOOD PARTNERS LLC AND AFFILIATE:

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate as of December 31, 2004 and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
January 25, 2005

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 384,192
Cash - restricted	37,931
Fees receivable	3,551,368
Property and equipment at cost, less accumulated depreciation of $37,985	80,050
Prepaid income taxes	18,110
Other assets	42,299
TOTAL ASSETS	$ 4,113,950

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 44,277
Capitalized lease payable	21,803
Deferred income taxes payable	143,000
Retirement plan contribution payable	164,000
Total Liabilities	373,080
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	3,740,870
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,113,950

See the accompanying Notes to the Consolidated Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Fee income		**$ 7,329,433**
EXPENSES:		
Employee compensation and benefits	$ 142,638	
Retirement plan contribution	164,000	
Rent	143,910	
Consulting and professional fees	167,046	
Communications and computer expenses	73,986	
Regulatory expenses	34,285	
Travel	45,757	
Dues and subscriptions	30,671	
Depreciation	19,953	
Other expenses	79,640	
Total Expenses		**901,886**
OPERATING INCOME		**6,427,547**
OTHER INCOME (LOSS):		
Foreign exchange gain	193,159	
Interest income	193,034	
Writedown of note receivable	(3,926)	
Net Other Income		**382,267**
INCOME BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST		**6,809,814**
MINORITY INTEREST IN INCOME OF CONSOLIDATED AFFILIATE		**2,899**
PROVISION FOR INCOME TAXES:		
Current	165,000	
Deferred	95,000	
Total Provision for Income Taxes		**(260,000)**
NET INCOME		**$ 6,552,713**

See the accompanying Notes to the Consolidated Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Members' Equity, January 1, 2004	$ 1,191,025
Contribution from member	3,678
Distributions to members	(4,006,546)
Net income	6,552,713
Members' Equity, December 31, 2004	$ 3,740,870

See the accompanying Notes to the Consolidated Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 6,552,713
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 19,953	
Deferred income taxes	95,000	
Increase in minority interest	2,899	
Unrealized foreign exchange gain on note receivable	(6,825)	
Writedown of note receivable	3,926	
Increase in:		
Cash - restricted	(1,179)	
Fees receivable	(2,479,873)	
Prepaid income taxes	(18,110)	
Other assets	(26,654)	
Increase (decrease) in:		
Accrued expenses	19,287	
Income taxes payable	(2,211)	
Retirement plan contribution payable	24,000	
Total adjustments		(2,369,787)
Net Cash Provided by Operating Activities		4,182,926
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advance to shareholder of Affiliate	(69,581)	
Purchases of property and equipment	(19,368)	
Net Cash Used in Investing Activities		(88,949)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in capitalized lease obligation	(2,934)	
Proceeds from issuance of shares of Affiliate	69,581	
Contribution from member	3,678	
Distributions to members	(4,006,546)	
Net Cash Used in Financing Activities		(3,936,221)
NET INCREASE IN CASH		157,756
CASH:		
Beginning of year		226,436
End of year		$ 384,192
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid		$ 186,136
Interest paid		$ 826

See the accompanying Notes to the Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. BerchWood Partners B.V. (the "Affiliate") was organized in the Netherlands on June 10, 2004.

The Company and the Affiliate are affiliated through common management. In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 46R (FIN 46), Consolidation of Variable Interest Entities. The Company is required to adopt FIN 46's accounting provisions for the current year as the Affiliate was formed during 2004 and it meets the criteria for consolidation. Accordingly, for financial reporting purposes, the Affiliate's assets and liabilities are consolidated with those of the Company and the outside shareholder's interest in the Affiliate is included in the Company's financial statements as minority interest. All significant inter-company balances and transactions have been eliminated in consolidation.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily raises capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is in the process of registering with the Netherlands Authority for Financial Markets (AFM). The Affiliate intends to raise capital for private equity and alternative non-U.S. investment fund managers once it receives its license.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainers for performance of these services are recognized as they become due. Additional fees for successful placement are recognized when the transaction closes.

Reimbursable expenses of $121,719 have been fully offset against the related reimbursement income in the statement of operations.

Advertising costs are expensed as incurred. Advertising expense was $10,006 for the year.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes. The Affiliate is liable for the Netherlands corporate taxes on the income it earns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its local currency (euros) and translated into U.S. dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year and gains or losses are recognized in income. Translation gains and losses, if significant, are included in other comprehensive income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004 the Company had net capital of $102,401, which was $88,516 in excess of its required minimum net capital of $13,885. The Company's ratio of aggregate indebtedness to net capital was 2.03 to 1.

NOTE 4 - FEES RECEIVABLE:

Included in fees receivable is $3,547,368 payable in two semi-annual installments through September 2005. The original success fee of $6,446,294 was discounted at a rate of 5%. The unamortized discount as of December 31, 2004 was $76,361.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under an operating leases expiring in 2008. The lease has escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs.

The Company is the lessee of office equipment under a capital lease expiring in 2009. At December 31, 2004 the asset of $24,737 recorded under the capital lease is included in equipment with accumulated depreciation of $5,772. Depreciation expense on this asset was $4,947 for the year.

Future minimum lease payments under the noncancellable operating lease and the present value of future minimum capital lease payments as of December 31, 2004 are as follows:

Years Ending December 31,	Capital Lease	Operating Lease
2005	$ 5,640	$ 109,668
2006	5,640	109,668
2007	5,640	109,668
2008	5,640	100,529
2009	1,880	-
Total minimum lease payments	24,440	$ 429,533
Less: amount representing interest	2,637	
Present value of net minimum lease payments	$ 21,803	

Letter of Credit:

A letter of credit of $36,556 was open at December 31, 2004 for the leased office space and is secured by a certificate of deposit which is reflected as restricted cash on the balance sheet.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $248,000 at December 31, 2004.

NOTE 6 - MINORITY INTEREST:

The Affiliate was capitalized with the proceeds of a note from the Company to the sole shareholder of the Affiliate in two amounts totaling €56,000 (a total of $69,581). The note receivable has an indefinite term, bears interest at 2% and is collateralized by the shares of the Affiliate. Additionally, the Company has a call option to acquire the shares of the Affiliate for a consideration of the higher of either the aggregate loan plus accrued interest or the fair market value of the shares. The shareholder of the Affiliate has a put option to sell and transfer the shares to the Company for a consideration of the higher of either the amount of the aggregate loan plus accrued interest or the fair market value of the shares.

The following table summarizes the change in the minority interest during the year:

	Beginning contribution	Earnings of Affiliate	Value at December 31, 2004
Minority Interest	$69,581	$2,899	$72,480

The following table summarizes the change in the note receivable during the year:

	Advance to Shareholder	Foreign Exchange Gain	Value at December 31, 2004
Note Receivable	$69,581	$6,825	$76,406

For financial reporting purposes, the note receivable is being offset against the minority interest on the statement of financial condition. The excess of the note receivable value of $3,926 over the minority interest was written off against income.

NOTE 7 - RETIREMENT PLAN:

The Company maintains a retirement plan which covers all eligible members and employees. Employer contributions are discretionary.

NOTE 8 - FOREIGN OPERATIONS:

The Company's balance sheet at December 31, 2004 includes net assets of the Affiliate in the Netherlands, which total approximately $79,000.

NOTE 8 - MAJOR CUSTOMER:

One customer, located in the United Kingdom, accounted for 88% of fees earned for the year.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS AND DIRECTORS OF BERCHWOOD PARTNERS LLC AND AFFILIATE:

We have audited the accompanying consolidated financial statements of BerchWood Partners LLC and Affiliate as of December 31, 2004 and have issued our report thereon dated January 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
January 25, 2005

BERCHWOOD PARTNERS LLC AND AFFILIATE

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2004

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL		$ 3,740,870
ADD: ADJUSTMENTS TO NET WORTH		
Capitalized lease payable	$ 21,803	
Deferred income taxes payable	143,000	
TOTAL ADJUSTMENTS TO NET WORTH		164,803
LESS: NONALLOWABLE ASSETS		
Cash of Affiliate	73,514	
Cash - restricted	37,931	
Fees receivable	3,551,368	
Property and equipment, net of accumulated depreciation	80,050	
Prepaid income taxes	18,110	
Other assets	42,299	
TOTAL NONALLOWABLE ASSETS		(3,803,272)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		102,401
HAIRCUTS ON SECURITIES		-
NET CAPITAL		102,401
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $208,277 OR $5,000 WHICHEVER IS GREATER		13,885
EXCESS NET CAPITAL		$ 88,516
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)		
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT, AS AMENDED		$ 102,401
DIFFERENCES DUE TO AUDIT ADJUSTMENTS		-
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)		$ 102,401
TOTAL AGGREGATE INDEBTEDNESS		$ 208,277
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.03 to 1

See Independent Auditors' Report on Supplementary Information.

BERCHWOOD PARTNERS LLC AND AFFILIATE

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH, D.C.
202
SECTION



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
BERCHWOOD PARTNERS LLC AND AFFILIATE:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of BerchWood Partners LLC and Affiliate (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of BerchWood Partners LLC and Affiliate to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
January 25, 2005